SEC FILE NUMBER 001-15256
CUSIP NUMBER 670851 500 670851 401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):     ☐ Form 10-K    ☒   Form 20-F    ☐  Form 11-K    ☐  Form 10-Q    ☐  Form 10-D
                        ☐  Form N-SAR          ☐  Form N-CSR

For Periods Ended:      December 31, 2017

☐      Transition Report on Form 10-K

☐      Transition Report on Form 20-F

☐      Transition Report on Form 11-K

☐      Transition Report on Form 10-Q

☐      Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I ─ REGISTRANT INFORMATION

         Oi S.A. – In Judicial Reorganization
Full Name of Registrant

          N/A
Former Name if Applicable

         Rua Humberto de Campos, 425
Address of Principal Executive Office (Street and Number)

        Leblon, Rio de Janeiro, RJ, Brazil  22430-190
City, State and Zip Code

PART II ─ RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒

(a)   The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)   The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III ─ NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is in the process of completing the preparation of its financial statements in accordance with U.S generally accepted accounting principles (“U.S. GAAP”) for inclusion in its comprehensive annual report on Form 20-F for the fiscal years ended December 31, 2017 and 2016 (the “Annual Report”). However, for the reasons described below, the Registrant has not been able to complete the preparation of its U.S. GAAP financial statements for inclusion in the Annual Report without unreasonable effort and expense prior to the due date for the filing of the Annual Report.

Subsequent to the date of its May 20, 2016 filing of its annual report on Form 20-F for the year ended December 31, 2015, on June 20, 2016, the registrant and six of its wholly-owned direct or indirect subsidiaries (collectively, the “RJ Debtors”) filed a joint voluntary petition for judicial reorganization (recuperação judicial) pursuant to Brazilian Law No. 11,101 of June 9, 2005 (the “Brazilian Bankruptcy Law”) with the 7th Commercial Court of the Judicial District of the State Capital of Rio de Janeiro (the “RJ Court”). On June 29, 2016, the RJ Court granted the processing of this judicial reorganization.

On September 5, 2016, the RJ Debtors filed an initial judicial reorganization plan with the RJ Court, proposing the terms and conditions for the restructuring of the debt of the Registrant and the other RJ Debtors, and proposing actions that could be adopted to overcome the financial distress of the RJ Debtors and ensure their continuity as going concerns, including (1) restructuring and balancing their liabilities; (2) actions during the judicial reorganization designed to obtain new funds; and (3) the potential sale of capital assets. Under the initial judicial reorganization plan, the creditors of the RJ Debtors were classified in four separate classes: (1) labor claims, (2) secured claims, (3) unsecured claims (excluding claims of micro-business owners and small businesses), and (4) claims of micro-business owners and small businesses.

Subsequent to the filing of the initial judicial reorganization plan, the Registrant continued to negotiate with its creditors and the creditors of the other RJ Debtors to develop a plan of reorganization that would receive sufficient approval of these creditors to permit the Registrant to emerge from the judicial reorganization. Based on the progress of these negotiations, the Registrant and the other RJ Debtors filed amended judicial reorganization plans with the RJ Court on October 11, 2017, November 27, 2017 and December 12, 2017.

On December 19 and 20, 2017, a General Creditors’ Meeting (the “GCM”) was held to consider the judicial reorganization plan filed with the RJ Court on December 12, 2017. During the GCM, the Registrant’s management engaged in negotiations to make certain revisions to the judicial reorganization plan with various parties-in-interest, including Brazilian banks, ANATEL, lenders under the RJ Debtors’ facilities with export credit agencies, and certain organized groups of holders of the bonds issued by the Registrant and its subsidiaries and other significant holders of these bonds. The GCM concluded on December 20, 2017 following the approval of a judicial reorganization plan reflecting amendments negotiated during the course of the GCM (the “RJ Plan”).

On January 8, 2018, the RJ Court entered an order (the “Brazilian Confirmation Order”) ratifying and confirming the RJ Plan, with certain exceptions, and the Brazilian Confirmation Order became effective upon publication in the RJ Court’s Official Gazette on February 5, 2018 (the “Brazilian Confirmation Date”). The Registrant and the other RJ Debtors are in the process of implementing the RJ Plan.

On May 2, 2017, the Registrant filed a Notification of Late Filing on Form 12b-25 with the Securities and Exchange Commission with respect to its annual report on Form 20-F for the fiscal year ended December 31, 2016 describing the reasons that the Registrant had been unable to complete the preparation of its U.S. GAAP financial statements for inclusion in that annual report. At that time, the Registrant was unable to complete the preparation of its U.S. GAAP financial statements for the year ended December 31, 2016 because the Registrant’s management had not completed the asset impairment testing required under U.S. GAAP and was unable to do so as this impairment testing required that Registrant’s management complete an enterprise valuation of the Registrant and its consolidated subsidiaries. Given the ongoing negotiations between the Registrant and its creditors with respect to the terms of a plan of reorganization that would receive sufficient approval of these creditors to permit the Registrant to emerge from the judicial reorganization, the Registrant’s management was unable to determine a set of assumptions that were reasonably reliable upon which to prepare an enterprise valuation to support the required impairment testing. As a result, the Registrant was unable to determine whether there would be any need to make adjustments in the balances of non-financial assets of the Registrant and its consolidated subsidiaries as of December 31, 2016, as well as in the items of the statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the year then ended.

As a result of the approval of the RJ Plan by the creditors of the Registrant and the other RJ Debtors and the confirmation and ratification of the RJ Plan by the RJ Court, the Registrant’s management has been able to complete an enterprise valuation of the Registrant and its consolidated subsidiaries, complete the asset impairment testing required under U.S. GAAP, and determine the adjustments in the balances of non-financial assets of the Registrant and its consolidated subsidiaries as of December 31, 2016, as well as in the items of the statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the year then ended.

The Registrant is also in the process of reviewing its internal controls over financial reporting and has determined that there are several material weaknesses and significant deficiencies in these controls. The Registrant has not yet completed the necessary analysis and testing of the controls associated with the closing of its financial statements as part of this review and does not believe that it will complete this review prior to the completion of the audit of the Registrant’s U.S. GAAP financial statements.

The Registrant is in the process of preparing the Annual Report, which will include all material information that would have been included in its annual report on Form 20-F for the fiscal year ended December 31, 2016, including audited financial statements prepared in accordance with U.S. GAAP for the fiscal years ended December 31, 2016 and 2017. These financial statements will be prepared taking into account the guidance with respect to accounting and financial statement disclosures set forth in ASC 852 – “Reorganizations.”

In connection with the preparation of its audited financial statements in accordance with U.S. GAAP for the fiscal years ended December 31, 2016 and 2017, the Registrant has determined that certain errors in its financial reporting existed with respect to its audited financial statements prepared in accordance with U.S. GAAP for the fiscal year ended December 31, 2015 that will require the restatement of the audited income statement, statement of cash flows and statement of changes in shareholder’s equity (and the related notes thereto) for the fiscal year ended December 31, 2015. The Registrant has been unable to complete the preparation of its financial statements in accordance with U.S. GAAP for the fiscal years ended December 31, 2016 and 2017 on a timely basis due to the complexity of the application of the guidance set forth in ASC 852 and has been unable to complete the restatement of its financial statements prepared in accordance with U.S. GAAP for the fiscal year ended December 31, 2015 on a timely basis due to significant effort necessary to correct the errors that were identified.

The Registrant published its financial statements prepared in accordance with Brazilian generally accepted accounting principles (“Brazilian GAAP”) for the year ended December 31, 2017 (the “Brazilian Financial Statements”), and filed these financial statements with the Brazilian Securities and Exchange Commission – CVM (Comissão de Valores Mobiliários) on April 12, 2018. The Registrant’s Brazilian Financial Statements were prepared assuming the continuity of the Registrant as a going concern, which assumes the success of the implementation of the RJ Plan including, among other matters, the satisfaction of the “Condition Precedents” set forth in Annex 4.3.3.5(c) of the RJ Plan related to (1) the conversion of credits of qualified bondholders into new common shares and warrants to be issued by the Registrant and new unsecured notes to be issued by the Registrant, which is required to occur on or prior to July 31, 2018; and (2) the completion of a cash capital increase in the amount of R$4 billion, which is required to occur on or prior to February 28, 2019. In its report on the Registrant’s Brazilian Financial Statements, the Registrant’s auditors concluded that these events or conditions indicate that there are significant uncertainties that may cast doubt on the Registrant’s ability to continue as a going concern, but noted that the report of the Registrant’s auditors was not qualified in respect of this matter.

In the absence of further information and new facts and circumstances, the Registrant expects that the report of its independent registered public accounting firm on the U.S. GAAP financial statements to be included in the Annual Report will include an emphasis indicating that there is substantial doubt about the Registrant’s ability to continue as a going concern, based on the information received from the Registrant’s independent auditors.

PART IV ─ OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification

        Carlos Augusto Machado Pereira de Almeida Brandão              011-55-21                 3131-1212

                                     (Name)                                                                  (Area Code)                  (Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).                                                                  Yes ☐   No ☒

        Form 20-F for the fiscal year ended December 31, 2016

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                                                                                                                                    Yes ☒   No ☐

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As stated above, the Registrant is in the process of completing the preparation of its U.S. GAAP financial statements that will be included in the Annual Report. As stated above, these financial statements will be prepared taking into account the guidance with respect to accounting and financial statement disclosures set forth in ASC 852 – “Reorganizations.” The audit of these financial statements has not been complete and, as given the complexities of the application of ASC 852, the Registrant is not able to provide a reasonable estimate of its results of operations for the years ended December 31, 2017 and 2016.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act regarding the Registrant’s expectation that it requires additional time to file the 2016 Form 20-F. Such forward-looking statements, in some cases, may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases. Such forward-looking statements include, but are not limited to, statements relating to the Registrant’s anticipated impairment charges, the timing and outcome of the completion of the audit of the Registrant’s U.S. GAAP financial statements, and changes to the Registrant’s results of operations for the year ended December 31, 2017 as compared to December 31, 2016 and December 31, 2015. The forward-looking statements contained in this Form 12b-25 are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of the Registrant’s control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including, among other things, the completion of the preparation of the Registrant’s U.S. GAAP financial statements that will be included in the Annual Report and the audit thereon without the necessity of making amterial audit adjustments to the financial information presented herein. Except as required by law, the Registrant undertakes no obligation to publicly update any forward-looking statements whether as a result of new information, future developments or otherwise.

Oi S.A. – In Judicial Reorganization
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   May 1, 2018                                   By:       /s/ Carlos Augusto Machado Pereira de Almeida Brandão

                                                                                Name: Carlos Augusto Machado Pereira de Almeida Brandão

                                                                                Title:   Chief Financial Officer and Investor Relations Officer